American National Bankshares Inc.

628 Main Street

Danville, Virginia 24541

April 29, 2011

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Mr. Michael R. Clampitt – Senior Counsel

Re:	American National Bankshares Inc.
Registration Statement on Form S-4 (File No. 333-172140)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, American National Bankshares Inc., a Virginia corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-172140) to 3:00 p.m., Eastern Standard Time, on Friday, April 29, 2011, or as soon thereafter as practicable.

In addition, we hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (434) 773-2219 or Scott H. Richter of LeClairRyan at (804) 343-4079 if you have any questions.

Very truly yours,

American National Bankshares Inc.

By:	/s/ Charles H. Majors
Charles H. Majors
President and Chief Executive Officer

cc:	David Lin, Esq.
Mr. William W. Traynham
Scott H. Richter, Esq.
William R. Lathan, Esq.